Exhibit 4.4

DOCEBO INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(expressed in thousands of United States dollars)

	September 30, 2020	December 31, 2019
	$	$

Assets
Current assets:
Cash and cash equivalents	60,835	46,278
Trade and other receivables (Note 3)	17,670	10,108
Prepaids and deposits	2,557	1,858
Net investment in finance lease	94	92
Contract acquisition costs, net	1,130	605

	82,286	58,941

Non-current assets:
Contract acquisition costs, net	1,205	698
Net investment in finance lease	272	324
Right-of-use asset, net (Note 4)	2,702	2,420
Property and equipment, net (Note 5)	1,960	1,477
Other non-current assets	313	—

	88,738	63,860

Liabilities
Current liabilities:
Trade and other payables	12,517	9,589
Deferred revenue	25,636	17,997
Lease obligations (Note 4)	1,090	935
Borrowings (Note 6)	20	20

Non-current liabilities:	39,263	28,541
Lease obligations (Note 4)	2,593	2,479
Employee benefit obligations	1,884	1,443
Borrowings (Note 6)	—	16

	43,740	32,479

Shareholders’ equity
Share capital (Note 7)	108,048	89,745
Contributed surplus	2,364	1,102
Accumulated other comprehensive (loss) income	(1,230)	805
Deficit	(64,184)	(60,271)

Total equity	44,998	31,381

	88,738	63,860

Subsequent events (Note 16)

The accompanying notes are an integral part of these condensed unaudited consolidated interim financial statements.

DOCEBO INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND

COMPREHENSIVE LOSS

(expressed in thousands of United States dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
			$	$
Revenue (Note 10)	16,096	10,586	44,161	29,145
Cost of revenue (Note 11)	2,883	2,110	8,564	6,058

Gross profit	13,213	8,476	35,597	23,087

Operating expenses
General and administrative (Note 12)	3,575	3,219	11,260	9,342
Sales and marketing (Note 12)	5,796	5,711	17,559	13,104
Research and development (Note 12)	3,265	2,175	9,476	6,434
Share-based compensation (Note 8)	512	99	1,317	251
Foreign exchange (gain) loss	440	148	(1,607)	102
Depreciation and amortization (Note 4 and 5)	279	207	771	594

	13,867	11,559	38,776	29,827

Operating loss	(654)	(3,083)	(3,179)	(6,740)

Finance expense, net (Note 6)	78	228	37	707
Loss on change in fair value of convertible promissory notes (Note 6)	—	—	—	776
Other income	(19)	(18)	(57)	(57)

Loss before income taxes	(713)	(3,293)	(3,159)	(8,166)

Income tax expense	445	449	754	449

Net loss for the year	(1,158)	(3,742)	(3,913)	(8,615)

Other comprehensive loss
Item that may be reclassified subsequently to income:
Foreign currency translation loss (gain)	117	(471)	2,035	(69)
Item not subsequently reclassified to income:
Actuarial loss	—	10	—	30

	117	(461)	2,035	(39)

Comprehensive loss	(1,275)	(3,281)	(5,948)	(8,576)

Loss per share - basic and diluted	(0.04)	(0.16)	(0.14)	(0.37)
Weighted average number of common shares outstanding - basic and diluted (Note 9)	28,748,652	23,760,149	28,560,806	23,122,698

The accompanying notes are an integral part of these condensed unaudited consolidated interim financial statements.

DOCEBO INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

(expressed in thousands of United States dollars, except number of shares)

	Common shares		Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total
	#	$	$	$	$	$
Balance, December 31, 2018	22,532,000	30,716	564	263	(48,319)	(16,776)
IFRS 16 transition effect	—	—	—	—	(38)	(38)
Conversion of promissory note	800,000	6,120	—	—	—	6,120
Exercise of stock options	434,700	495	(121)	—	—	374
Share-based compensation (Note 8)	—	—	251	—	—	251
Comprehensive loss	—	—	—	39	(8,615)	(8,576)

Balance, September 30, 2019	23,766,700	37,331	694	302	(56,972)	(18,645)

Balance, December 31, 2019	28,454,200	89,745	1,102	805	(60,271)	31,381
Exercise of stock options	156,100	197	(55)	—	—	142
Share-based compensation (Note 8)	—	—	1,317	—	—	1,317
Issuance of common shares upon bought deal offering, net of share issuance costs (Note 7)	500,000	18,106	—	—	—	18,106
Comprehensive loss	—	—	—	(2,035)	(3,913)	(5,948)

Balance, September 30, 2020	29,110,300	108,048	2,364	(1,230)	(64,184)	44,998

The accompanying notes are an integral part of these condensed unaudited consolidated interim financial statements.

DOCEBO INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(expressed in thousands of United States dollars)

	Nine months ended September 30,
	2020	2019
	$	$
Cash flows (used in) from operating activities
Net loss	(3,913)	(8,615)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	771	594
Share-based compensation	1,317	251
Unrealized foreign exchange (gain) loss	(1,516)	44
Finance expense	274	32
Loss on change in fair value of convertible promissory notes	—	776
Changes in non-cash working capital items:
Trade and other receivables	(7,554)	(2,447)
Prepaids and deposits	(713)	(252)
Contract acquisition costs	(1,032)	(422)
Trade and other payables	2,639	3,879
Employee benefit obligations	366	229
Deferred revenue	7,470	4,842

Cash (used in) from operating activities	(1,891)	(1,089)

Cash flows (used in) from investing activities
Purchase of property and equipment	(678)	(306)
Other non-current assets	(313)	—

Cash (used in) from investing activities	(991)	(306)

Cash flows (used in) from financing activities
Payments received on net investment in finance lease	65	65
Repayment of lease obligation	(786)	(647)
Proceeds from exercise of stock options	142	374
Proceeds from issuance of secured debentures, net	—	3,000
Proceeds from drawdown on secured credit facility, net		6,858
Proceeds from bought deal offering of common shares	19,029	—
Share issuance cost	(923)	—
Repayment of borrowings	(16)	(7,016)

Cash (used in) from financing activities	17,511	2,634

Net change in cash and cash equivalents during the period	14,629	1,239
Effect of foreign exchange on cash and cash equivalents	(72)	11
Cash and cash equivalents, beginning of the period	46,278	3,756

Cash and cash equivalents, end of the period	60,835	5,006

The accompanying notes are an integral part of these condensed unaudited consolidated interim financial statements.

DOCEBO INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2020

(expressed in thousands of US dollars, except share amounts)

1	Nature of business

Docebo Inc. (the “Company” or “Docebo”) is a provider of cloud-based learning management systems. The Company was incorporated on April 21, 2016 under the laws of the Province of Ontario. The Company’s head office is located at Suite 701, 366 Adelaide Street West, Toronto, M5V 1R9, Canada.

On October 1, 2019, the Company filed articles of amendment to effect the change of the Company’s name from “Docebo Canada Inc.” to “Docebo Inc.” and to split all of its issued and outstanding common shares on the basis of 100 common shares for every one common share outstanding. All share and per share amounts presented in these financial statements have been adjusted retrospectively to reflect the share split. On October 8, 2019, the Company completed an initial public offering (“IPO”) and its shares began trading on the Toronto Stock Exchange under the symbol “DCBO”.

The impact of the novel coronavirus (“COVID-19”) pandemic, with its combined health toll and sharp decline in global economic output, is unprecedented and the full extent of the impact will depend on future developments. These developments are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning its severity, its duration and actions by government authorities to contain the outbreak or manage its impact.

In response to the pandemic, we have modified our business practices with a focus on the health and well-being of our workforce both in Europe and North America. All of our offices are currently closed with employees working remotely. The extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance remains uncertain.

The Company has the following subsidiaries:

Entity name	Country	Ownership percentage September 30, 2020	Ownership percentage December 31, 2019
		%	%
Docebo S.p.A	Italy	100	100
Docebo NA Inc	United States	100	100
Docebo EMEA FZ-LLC	Dubai	100	100
Docebo UK	England	100	100

2	Basis of preparation

Statement of compliance

These unaudited interim condensed consolidated financial statements (“financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2019. These unaudited interim condensed consolidated financial statements have been prepared in compliance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2019.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 11, 2020.

Use of estimates, judgments and assumptions

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments, apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

•	Revenue recognition

The Company derives its revenues from two main sources: software as-a-service application (“SaaS”); and professional services revenue, which includes services such as initial project management, training and integration.

DOCEBO INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2020

(expressed in thousands of US dollars, except share amounts)

Multi-element or bundled contracts require an estimate of the stand-alone selling price (“SSP”) of separate elements. These assessments require judgment by management to determine if there are separately identifiable performance obligations as well as how to allocate the total price among the performance obligations. Deliverables are accounted for as separately identifiable performance obligations if they can be understood without reference to the series of transactions as a whole. In concluding whether performance obligations are separately identifiable, management considers the transaction from the customer’s perspective. Among other factors, management assesses whether the service or product is sold separately by the Company in the normal course of business or whether the customer could purchase the service or product separately.

•	Convertible promissory notes

Convertible promissory notes in the comparative period were classified as fair value through profit or loss. The fair value of convertible promissory notes was based on the underlying value of the equity instruments the convertible promissory notes were convertible into, which in turn requires estimates of the inherent value of the Company, considering value indicators including recent rounds of financing and market comparable valuation metrics.

•	Depreciation of property and equipment

Depreciation of property and equipment is dependent on estimates of useful lives and residual values, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent on estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

•	Trade and other receivables

The recognition of trade and other receivables and loss allowances requires the Company to assess credit risk and collectability. The Company considers historical trends and any available information indicating a customer could be experiencing liquidity or going concern problems and the status of any contractual or legal disputes with customers in performing this assessment. The Company has established a provision matrix that is based on its historical credit loss experiences, adjusted for forward-looking factors specific to the debtors and the economic environment. including the potential impact of COVID-19 pandemic.

•	Share-based payments

For equity-settled plans, expense is based on the fair value of the awards granted, calculated on the grant date, with a corresponding increase in equity. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied.

The Company uses the Black-Scholes valuation model to determine the fair value of equity settled stock options. Estimates are required for inputs to this model including the fair value of the underlying shares, the expected life of the option, volatility, expected dividend yield and the risk-free interest rate. Variation in actual results for any of these inputs will result in a different value of the stock option realized from the original estimate. The assumptions and estimates used are further outlined in the stock options note.

•	Income taxes

The Company computes an income tax provision in each of the tax jurisdictions in which it operates. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the consolidated financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets against future taxable income based on an assessment of the ability to use the underlying future tax deductions before they expire. To the extent that estimates of future taxable income differ from the tax return, earnings would be affected in a subsequent period.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Comparative figures

Certain comparative amounts have been reclassified to conform to current period presentation.

DOCEBO INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2020

(expressed in thousands of US dollars, except share amounts)

3	Trade and other receivables

The Company’s trade and other receivables as at September 30, 2020 and December 31, 2019 include the following:

	2020	2019
	$	$
Trade receivables	16,725	8,827
Unbilled trade receivables	520	736
Tax credits receivable	299	397
Other receivables	126	148

	17,670	10,108

Included in trade receivables is a loss allowance of $1,625 for the nine months ended September 30, 2020 and $474 for the year ended December 31, 2019.

4.	Leases

The Company’s right-of-use assets by class of assets is as follows:

	Premises	Others	Total
	$	$	$
Costs
Balance – January 1, 2019	2,209	197	2,406
Additions	481	159	640
Disposals	—	(76)	(76)
Effects of foreign exchange	33	(4)	29

Balance – December 31, 2019	2,723	276	2,999
Additions	783	—	783
Effects of foreign exchange	18	8	26

Balance – September 30, 2020	3,524	284	3,808

Accumulated amortization
Balance – January 1, 2019	—	—	—
Amortization	494	105	599
Disposals	—	(29)	(29)
Effects of foreign exchange	9	—	9

Balance – December 31, 2019	503	76	579
Amortization	461	62	523
Effects of foreign exchange	—	4	4

Balance – September 30, 2020	964	142	1,106

Carrying value
Net balance – December 31, 2019	2,220	200	2,420

Net balance – September 30, 2020	2,560	142	2,702

The Company’s lease obligations are as follows:

	September 30, 2020	December 31, 2019
	$	$
Balance – Beginning of period	3,414	3,183

DOCEBO INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2020

(expressed in thousands of US dollars, except share amounts)

Additions	712	790
Disposals	—	(47)
Interest accretion	267	319
Lease repayments	(780)	(883)
Effects of foreign exchange	70	52

Balance – End of period	3,683	3,414

Current	1,090	935
Non-current	2,593	2,479

Expenses incurred for the three and nine months ended September 30, 2020 relating to short-term leases and leases of low-value assets were $65 and $173, respectively (2019 - $63 and $197).

5	Property and equipment

	Furniture and office equipment	Leasehold improvements	Land and Building	Total
	$	$	$	$
Cost
Balance – December 31, 2018	466	908	367	1,741
Additions	114	252	—	366
Dispositions	—	(37)	—	(37)
Effects of foreign exchange	—	(5)	(7)	(12)

Balance – December 31, 2019	580	1,118	360	2,058
Additions	323	462	—	785
Dispositions	(107)	—	—	(107)
Effects of foreign exchange	21	36	15	72

Balance – September 30, 2020	817	1,616	375	2,808

Accumulated depreciation
Balance – December 31, 2018	233	178	44	455
Depreciation	55	54	14	123
Effects of foreign exchange	3	—	—	3

Balance – December 31, 2019	291	232	58	581
Depreciation	125	113	10	248
Effects of foreign exchange	9	7	3	19

Balance – September 30, 2020	425	352	71	848

Carrying value
Balance – December 31, 2019	289	886	302	1,477

Balance – September 30, 2020	392	1,264	304	1,960

6	Borrowings

Mortgage payable

Mortgage payable represents the mortgage on the Sovico property with Banca Intesa San Paolo and expires in July 2021. The original amount of the mortgage was €185 and is secured by the Sovico property and carries an interest rate of 5% per annum. The balance outstanding as at September 30, 2020 and December 31, 2019 was $20 and $36, respectively.

DOCEBO INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2020

(expressed in thousands of US dollars, except share amounts)

Credit Facility

On July 25, 2019, the Company secured a committed revolving term credit facility (the “Credit Facility”) from the Toronto-Dominion Bank. Upon the closing of initial public offering on October 8, 2019, the commitment was increased to $15,000. The amount available to be drawn under the Credit Facility from time to time is equal to the lesser of (i) the commitment and (ii) an amount equal to the trailing one-month consolidated recurring revenue of the Company (“MRR”) multiplied by six multiplied by the trailing twelve month gross retention rate percentage on MRR (which rate shall not exceed 100%), minus the amount of any statutory prior claims then in existence. The Credit Facility will mature on July 25, 2022 (the “Maturity Date”). The Maturity Date may be extended for an additional 364 days, at the discretion of the lender, upon the Company providing written notice to the lender requesting such an extension. Interest on the drawn facility is set at LIBOR plus 2.75%. The standby fee on the undrawn balance is 0.50%.

Upon closing of the Credit Facility, the Company immediately drew down $7,000 to repay the existing $7,000 of secured debentures previously issued to the shareholders of the Company. The Company incurred cash transaction costs of $142 which are being amortized as accretion expense over the term of the facility using the effective interest rate method.

On October 16, 2019, the Company repaid the full balance of the Credit Facility outstanding of $7,000 from net proceeds from IPO. As at September 30, 2020 and December 31, 2019 no balance has been drawn.

Convertible promissory notes

On May 24, 2017, the Company issued $2,000 convertible promissory notes to shareholders and directors of the Company with a maturity date of May 24, 2019. The convertible promissory notes bore an interest rate of 10% payable monthly and were convertible into common shares of the Company at an exercise price of US$2.50 per share.

The Company determined that the convertible promissory notes did not qualify as a compound instrument and therefore no equity component to the instrument. This was due to the fact that the conversion price was denominated in a currency that is not the functional currency of the Company, resulting in variability of the conversion price. Accordingly, the convertible promissory notes were classified and accounted for entirely as a financial liability, which the Company had elected under IFRS 9 to measure at fair value through profit or loss. The fair value of the convertible promissory notes were classified as Level 3 in the fair value hierarchy. On March 31, 2019, a loss on change in fair value of $472 was recorded. On May 24, 2019, the convertible promissory notes were converted into 800,000 common shares of the Company. Immediately prior to conversion, the fair value of the convertible promissory notes was $6,120 resulting in recognition of loss on change in fair value of $776. The fair value of the convertible promissory notes as at September 30, 2020 and December 31, 2019 was nil.

Secured debentures

In February 2018, the Company issued secured debentures to the shareholders of the Company for total gross cash proceeds of $4,000. The Company incurred financing fees of $40 to the lenders. These secured debentures bore an interest rate of 10% per annum, payable monthly with maturity on January 31, 2020. The debentures were collateralized by all present and future assets of the Company.

In May 2019, the Company issued additional secured debentures to the same shareholders for total gross cash proceeds of $3,000 bearing interest rate of 10% per annum. As part of the additional secured debentures issued, the maturity date of all outstanding secured debentures was amended to December 31, 2020.

On July 26, 2019, these secured debentures were repaid in full.

These secured debentures were classified at amortized cost and accounted for using the effective interest rate method. The carrying value as at September 30, 2020 and December 31, 2019 was nil.

Net finance expense

Net finance expense for the nine months ended September 30, 2020 and 2019 is comprised of:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Interest and accretion expense on secured debentures	—	72	—	312
Interest expense on convertible promissory notes	—	—	—	74
Interest on lease obligations	92	80	237	207
Interest on credit facility	12	71	35	76
Interest income	(26)	—	(236)	—

DOCEBO INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2020

(expressed in thousands of US dollars, except share amounts)

Bank fees and other	—	5	1	38

	78	228	37	707

7	Share capital

Authorized

Unlimited common shares with no par value

Issued and outstanding:

	Number of shares(iii)	Amount
Balance – December 31, 2018	22,532,000	30,716
Stock option exercise (i)	434,700	495
Conversion of promissory notes (ii)	800,000	6,120
IPO share issuance (iv)	4,687,500	52,414

Balance – December 31, 2019	28,454,200	89,745
Stock option exercise (v)	156,100	197
Bought deal share offering (vi)	500,000	18,106

Balance – September 30, 2020	29,110,300	108,048

(i)

On May 13, 2019, 386,100 stock options were exercised resulting in the issuance of 386,100 common shares of the Company for total cash proceeds of $311. On June 10, 2019, 6,900 stock options were exercised resulting in the issuance of 6,900 common shares of the Company for total cash proceeds of $17. On July 8, 2019, 34,800 stock options were exercised resulting in the issuance of 34,800 common shares of the Company for total cash proceeds of $28. On August 14, 2019, 6,900 stock options were exercised resulting in the issuance of 6,900 common shares of the Company for total cash proceeds of $18.

(ii)	On May 24, 2019, the convertible promissory notes were converted into 800,000 common shares of the Company. The fair value of the convertible promissory notes on the date of conversion was $6,120.

(iii)

On October 1, 2019, the Company filed articles of amendment to split all of its issued and outstanding common shares on the basis of 100 common shares for every one common share outstanding. All share and per share amounts for all periods presented in these financial statements have been adjusted retrospectively to reflect the share split.

(iv)

On October 8, 2019, the Company completed an IPO and issued 4,687,500 common shares for a total gross consideration of $56,261 (C$75,000). Share issuance costs amounted to $3,847 resulting in net proceeds of $52,414.

(v)

On February 13, 2020, 2,300 stock options were exercised resulting in the issuance of 2,300 common shares of the Company for total cash proceeds of $6. On March 10, 2020, 6,900 stock options were exercised resulting in the issuance of 6,900 common shares of the Company for total cash proceeds of $6. On March 13, 2020, 6,900 stock options were exercised resulting in the issuance of 6,900 common shares of the Company for total cash proceeds of $17. On June 22, 2020, 50,000 stock options were exercised resulting in the issuance of 50,000 common shares of the Company for total cash proceeds of $40. On August 19, 2020, 90,000 stock options were exercised resulting in the issuance of 90,000 common shares of the Company for total cash proceeds of $73.

(vi)

On August 27, 2020, the Company completed a bought deal offering comprised of 500,000 common shares issued from treasury and offered by the Company for gross proceeds of $19,029 (C$25,000). Share issuance costs for the Company amounted to $923 resulting in net proceeds of $18,106.

8	Share-based compensation

The Company has four components of its share-based compensation plan: stock options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”). Share-based compensation expense for the three and nine months ended September 30, 2020 was $512 and $1,317, respectively (2019 - $99 and $251). The expense associated with each component is as follows:

DOCEBO INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2020

(expressed in thousands of US dollars, except share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Stock options	306	99	857	251
DSUs	206	—	460	—

	512	99	1,317	251

There were no RSUs or PSUs issued and outstanding for the three and nine months ended September 30, 2020 and 2019.

The changes in the number of stock options during the nine months ended September 30, 2020 and 2019 were as follows:

	2020		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	C$	#	C$
Options outstanding – January 1	1,692,347	5.41	1,546,700	0.98
Options granted	44,190	12.44	193,200	8.54
Options forfeited	(38,385)	9.51	(21,000)	2.14
Options exercised	(156,100)	1.18	(434,700)	1.13

Options outstanding – September 30	1,542,052	5.94	1,284,200	2.05
Options exercisable – September 30	823,600	1.31	893,400	1.03

The following table is a summary of the Company’s share options outstanding as at September 30, 2020:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	927,800	6.47	0.0001 - 1.09	787,200
8.86 - 11.06	221,818	10.19	8.86 - 11.06	36,400
15.79 - 26.43	392,434	9.04	15.79 - 26.43	—

	1,542,052	7.66		823,600

The following table is a summary of the Company’s share options outstanding as at September 30, 2019:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	1,079,400	7.43	0.0001 - 1.09	884,200
3.09 - 3.43	23,200	9.81	3.09 - 3.43	9,200
8.86 - 11.06	181,600	11.35	8.86 - 11.06	—
15.79 - 26.43	—	0	15.79 - 26.43	—

	1,284,200	8.03		893,400

DOCEBO INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2020

(expressed in thousands of US dollars, except share amounts)

DSUs

The following table presents information concerning the number of DSUs granted by the Company:

#
DSUs – January 1, 2019	—
Granted (at C$16 per unit)	36,250

DSUs – December 31, 2019	36,250
Granted (at C$26.43 - $38.87 per unit)	14,820

DSUs - September 30, 2020	51,070

9	Loss per share

The Company has three categories of potentially dilutive securities: convertible promissory notes, share options and DSUs. All potentially dilutive securities have been excluded from the calculation of diluted loss per share for all periods presented, given the Company was in a net loss position during those periods. Including the dilutive securities would be anti-dilutive; therefore, basic and diluted number of shares used in the calculation is the same for the all periods presented.

The outstanding number and type of securities that could potentially dilute basic net income per share in the future but would have decreased the loss per share (anti-dilutive) as at September 30, 2020 and 2019 are as follows:

	2020	2019
	#	#
Share options	1,542,052	1,284,200
DSUs	51,070	—

	1,593,122	1,284,200

10	Disaggregated revenue

The Company derives its revenues from two main sources, software-as-a-service application (“SaaS”), and professional services revenue, which includes services such as initial project management, training and integration. Subscription revenue related to the provision of SaaS is recognized ratably over the contract term as the service is delivered. Professional services revenue is recognized as services are rendered.

The following table represents disaggregation of revenue for the three and nine months ended September 30:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Subscription revenue	15,101	9,802	40,699	26,036
Professional services	995	784	3,462	3,109

	16,096	10,586	44,161	29,145

11	Cost of revenue

The following table represents cost of revenue for the three and nine months ended September 30:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Employee wages and benefits	1,953	1,580	5,836	4,203

DOCEBO INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2020

(expressed in thousands of US dollars, except share amounts)

Web hosting fees	694	443	1,981	1,245
Partner fees	166	23	480	290
Other	70	64	267	320

	2,883	2,110	8,564	6,058

12	Employee compensation

The total employee compensation comprising salaries and benefits for the three and nine months ended September 30, 2020 was $10,332 and $29,907, respectively (2019 - $7,897 and $20,610).

Employee compensation costs were included in the following expenses for the three and nine months ended September 30:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Cost of revenue	1,953	1,580	5,836	4,203
General and administrative	1,633	1,268	4,683	3,365
Sales and marketing	4,219	3,379	11,998	8,388
Research and development	2,527	1,670	7,390	4,654

	10,332	7,897	29,907	20,610

13	Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly, including the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer and equivalent and Directors.

Compensation expense for the Company’s key management personnel for the three and nine months ended September 30, 2020 and 2019 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Salaries and benefits	388	523	1,622	1,533
Share-based compensation	206	—	460	1,136

	594	523	2,082	2,669

14	Segmented information

The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

The following table presents details on revenues derived and details on property and equipment domiciled in the following geographical locations as at September 30, 2020 and December 31, 2019 and for the periods ended September 30, 2020 and 2019.

Revenue is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
North America	11,579	7,249	31,551	20,062

DOCEBO INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2020

(expressed in thousands of US dollars, except share amounts)

EMEA	4,517	3,337	12,610	9,083

	16,096	10,586	44,161	29,145

Property and equipment as at September 30, 2020 and December 31, 2019:

	2020	2019
	$	$
North America	486	468
EMEA	1,474	1,009

	1,960	1,477

ROU asset as at September 30, 2020 and December 31, 2019:

	2020	2019
	$	$
North America	1,699	1,319
EMEA	1,003	1,101

	2,702	2,420

15	Financial instruments and risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. Due to the Company’s diversified customer base, there is no particular concentration of credit risk related to the Company’s trade and other receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts. There are no receivables from individual customers for 10% or more of revenues or receivables. Potential effects from COVID-19 on the Company’s credit risk have been considered and have resulted in increases to its allowances for expected credit losses on customer balances. The Company continues its assessment given the fluidity of COVID-19’s global impact.

16	Subsequent events

On October 22, 2020, the Company filed a short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada to allow us and certain of our shareholders to qualify the distribution by way of prospectus in Canada of up to C$750 million of common shares, preferred shares, debt securities, subscription receipts, warrants, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective.

On October 30, 2020, Docebo acquired all of the issued and outstanding shares of forMetris Société par Actions Simplifiée (“forMetris”), a leading SaaS-based learning impact evaluation platform based in Paris, France. The transaction will be accounted for as a business combination. Consideration for the purchase is approximately $3,750 consisting of $2,623 in cash and the balance in common shares of the Company. Additional contingent consideration up to an aggregate of $5,250 may be payable over three fiscal years following closing of the acquisition based on achievement of certain revenue milestones.

Due to the limited time between the closing of the acquisition and the issuance of these financial statements, certain business combination disclosures required under IFRS 3, mainly the preliminary purchase price allocation, have not been provided as this information is not yet available. The Company is in the process of assessing the fair values of the assets acquired and liabilities assumed.